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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)

                          Atrix International, Inc.
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                              (Name of Issuer)

                                Common Stock
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                       (Title or Class of Securities)

                                  04962P102
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                               (CUSIP Number)

 Jerry E. Mathwig, 9031 Avila Cove, Eden Prairie, MN  55347, (612) 934-3702
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              November 21, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person; (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures proved in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.             450707 10 10 4

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Jerry E. Mathwig

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
             N/A                                           (b)  [ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS
             PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
              USA

                                            7       SOLE VOTING POWER   692,000
                         NUMBER OF
                          SHARES            8       SHARED VOTING POWER 0
                       BENEFICIALLY
                         OWNED BY           9       SOLE DISPOSITIVE POWER
                      EACH REPORTING                692,000
                        PERSON WITH
                                            10      SHARED DISPOSITIVE POWER   0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             692,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                [  ]
              N/A

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)
              12.24%

14      TYPE OF REPORTING PERSON
              IN

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common
stock of Atrix International, Inc.  The
principal executive office of the issuer is located at 14301 Ewing Avenue South,
Burnsville, MN  55306.

ITEM 2.  IDENTITY AND BACKGROUND

Jerry E. Mathwig
9031 Avila Cove, Eden Prairie, MN  55347

The occupation of the reporting person and name and principal business address of his employer is:

        President, Metro Sales, Inc.
        1640 East 78th Street
        Richfield, MN  55423
        Sales and service of photocopiers and facsimile machines


During the last five years, such person has not been convicted in a criminal proceeding.
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During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Personal funds.

ITEM 4.  PURPOSE OF TRANSACTION
The acquisition of the issuer's securities was for investment. However, the undersigned believes that certain changes in the issuer's business and/or management could improve its financial performance. Accordingly, the undersigned may seek to influence management of the issuer in this regard and may seek election of himself or others endorsed by him to the issuer's board of directors. The undersigned contemplates no other plans or proposals described in items 4(a) through 4(j) of this Schedule. The undersigned may acquire, but has no commitment or current intent to acquire, additional securities of the issuer.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER
Jerry E. Mathwig, 692,000 shares, common stock, 12.24% of the issuer's outstanding common stock as reported on the issuer's Form 10-QSB for the quarter ended September 30, 1997, including 20,000 shares owned by the undersigned's spouse, Karen A. Mathwig (same address), over which the undersigned has sole voting and investment power.

Transactions in the class of securities reported on that were effected during the past sixty days are as follows:

        November 17, 1997, bought 20,000 shares at $.668 per share. November 19, 1997, bought 25,000 shares at $.52 per share. November 21, 1997, bought 20,000 shares at $.52 per share.

Above dates are settlement dates. All shares were bought by the undersigned in the open market through one or more of the following broker-dealers: Tuschner & Company, Inc; RJ Steichen & Company; and Fidelity Brokerage.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
None, except as described above with respect to shares in the name of the reporting person's spouse.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
Not Applicable.





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SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.




Date                                        __________________________________
    _________________                                  Signature

                                            Jerry E. Mathwig
                                            Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by this authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney of this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).